FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        August, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 24, 2004

MIRAMAR MINING CORPORATION

300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

August 23, 2004	NEWS RELEASE 04-22	MAE - TSE MNG-AMEX

Miramar Announces Results from Summer Exploration at Hope Bay & Back River
— Results From Boston and Goose Lake Continue to Enhance Resource Potential-

VANCOUVER — Miramar Mining Corporation today announced continued encouragement from on-going exploration at its Hope Bay and Back River projects, further enhancing the resource potential of both projects.

“Our summer drilling programs are building off the successful results from the first half of the year at both the Hope Bay and Back River projects,” said Tony Walsh, Miramar’s President & CEO. “The results from both projects demonstrate the tremendous potential of these projects to grow resources and support the eventual development of Miramar as a significant, Canadian based gold mining company.”

Of particular interest at Goose Lake is the significant gold mineralization found in the hinge zone and in the greywackes, sedimentary units within the core of the banded iron formation fold. Preliminary results at Goose Lake continue to support Miramar’s belief that the Goose Lake deposit can host a significant good grade, near surface gold deposit that could provide a second gold mining centre for the company, in addition to that proposed for the Hope Bay project. The definition of a higher grade hinge zone could give the project a considerable boost, while the recognition of significant gold mineralization near surface in the greywackes could provide important opportunities for resource additions.

The deep drilling at Boston continues to demonstrate potential to extend this mineralized system to significantly greater depths than the current resource estimate, while upgrading and expanding the existing resource continues. The discovery of a possible new zone of mineralization offers an exciting opportunity to add shallow resources in close proximity to the existing ramp infrastructure

Back River Results

Drilling commenced at Goose Lake in late-July with two rigs on a planned 19-hole, 6,000m program designed to confirm the potential of the Goose Lake hinge zone (where hole 04GSE024 intercepted 16.8m averaging 36.3g/t gold) to host significant high grade, near surface gold mineralization and to better understand the significant gold mineralization found in the greywackes in the core of the fold (where hole 04GSE010 intercepted 8.0m averaging 10.2g/t gold, close to surface). Results from the first seven holes are available, highlights of which are noted below and complete results are attached.

Hole ID	Target	From	To	Core Length	Gold Grade
		(m)	(m)	(m)	(g/t)

04GSE025	Hinge	4.0	19.2	15.2	10.9
Including		11.0	19.2	8.2	19.1

04GSE026	Greywacke	173.0	191.3	18.3	22.3

Including		185.1	189.9	4.8	73.7
And	Fold limb	243.9	251.7	7.8	6.9
Including		244.7	246.7	2.0	22.6

04GSE031	Hinge	197.0	203.0	6.0	10.5
And		220.5	221.7	1.2	46.3
And		228.0	233.7	5.7	4.3
Including		231.0	233.0	2.0	9.6

Holes 04GSE-25, -27 -28, -30 and -31 were targeted into the hinge zone in the vicinity of hole 04GSE024, where the banded iron formations that host the Goose Lake resource are folded over into an anticline, resulting in significant thickening and enriching of the gold mineralization. Holes 04GSE25 -28 and -31 both intersected significant gold values, while hole 04GSE27 intersected a cross-cutting, post mineral dyke and hole 04GSE30 has not yet reached its target. These results continue to build the case for a significant zone of near surface, high grade gold mineralization in the fold hinge at Goose Lake.

Holes 04GSE-26 and -29 were targeted into the greywackes, sedimentary units within the core of the fold, that appear to be well mineralized at the south end of the Goose Lake resource. Both holes intersected significant gold mineralization.

Miramar is also re-logging and sampling a number of holes drilled by prior operators that cut the greywacke target area to determine whether they also intersected gold mineralization in the greywackes, but were not sampled and assayed. Initial evaluation of the holes suggests that sampling was very limited within the greywackes, despite the presence of a number of significant intercepts in the area. All of the mineralization in the greywackes is outside the previously estimated resource.

Hope Bay Results

The summer drilling programs at Hope Bay are focused on meeting the goal of extending and expanding the anticipated operating life of the Doris North processing facilities, which are currently in the permitting process.

Drilling at the Boston deposit continued throughout spring break-up and has two principle objectives: to increase the confidence in the current inferred resource at depths of 200-400m below surface as part of a two year program to advance the Boston deposit to a mineable resource and, secondly, to continue to evaluate the potential to add significant new resources at depth. Results from four holes are available; highlights of which are reported below and details are attached.

Hole-ID	Target	From	To	Core	Gold Grade
		(m)	(m)	Length	(g/t)

S04-301W2*	Depth Extension	931.5	935.3	3.8	28.7
Including		933.2	935.3	2.0	49.1

S04-322*	Resource Expansion	225.1	225.4	0.3	194.3
And		228.3	234.6	6.3	15.4
* Additional results pending

Hole S04-301W2 is the second wedge off the master/pilot hole which is being used as a platform for the systematic evaluation of the deep resource expansion potential above the spectacular 2003 intercept in S03-293 which intercepted 54.9g/t gold over 9m. Holes S04-320, -321A and -322 were drilled just outside the limits of the existing inferred resource. These results continue to upgrade the confidence in the existing inferred resource and demonstrate the potential to expand the Boston resource to depth.

Miramar has also embarked on a program of re-logging and sampling a number of holes drilled by prior operators in the vicinity of previously announced hole S04-319 which intersected a new area of mineralization occurring in the hanging wall, above the B3 Zone, which assayed 16.2 g/t over a drill width of 9.5m. This intercept lies at a vertical depth of 180 metres and just 225 meters south of the existing ramp access. Initial examination of the core logs suggests the host unit is present in a number of holes that were previously not sampled or sparsely sampled.

Work at the Madrid deposit is focused in the Naartok area, where drilling commenced in late July to in-fill drilling the newly discovered extensions to Naartok in order to support a resource estimate, and to step-out with the objective of further expanding the resource. No new results are currently available.

Doris North Permitting Update

On August 16, 2004, the Nunavut Impact Review Board’s (NIRB) requested additional information before it could recommend the Doris North deposit proceed to the regulatory phase of permitting. Miramar is in the process of preparing the requested supplemental information and is in discussions with NIRB regarding the possibility of an accelerated schedule to review the supplemental information. Once a new schedule for the permitting has been agreed with NIRB, Miramar will be in a position to provide more definite guidance on the timing for its planned development of the Doris North project.

Miramar Mining Corporation

Miramar is a well financed Canadian gold mining company that controls two of the largest undeveloped gold deposits in Canada: the Hope Bay and Back River projects. The Hope Bay project in Nunavut extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar has an option to earn a 60% interest in the prospective Back River Project in Nunavut, containing the George and Goose Lake gold deposits.

Miramar’s objective is to build an intermediate gold production profile through the sequential development of its Arctic gold assets. The planned goals in the implementation of this strategy include:

1.	Development of a mine at Doris North to commence production as expeditiously as possible, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.

2.	Demonstrate the potential of the upper portions of the Boston deposit to support an extended operating life within two years, with an interim report within one year;

3.	Determine within two years the potential for an expanded production scenario through the development of a large scale open pit/underground mining operation in the Naartok-Perrin area at Madrid within two years;

4.	Advance the Back River project to identify further production opportunities within two years;

5.	Continue the exploration programs at Hope Bay to expand the known deposits, such as Boston to depth and Madrid, and to discover new deposits to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Miramar’s goal is to have Doris North as the infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas.

All options for extending and expanding the life of the Doris North operation would be subject to the completion of additional drilling, economic studies and permitting procedures.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by our qualified person, John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation. The analytical method for the gold analysis is gravimetric assay, done by TSL Laboratories.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay and Back River Projects is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay and Back River projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION’S HOPE BAY PROJECT
Table of Assay Results to Accompany News Release Dated August 23, 2004

Hole-ID	From	To	Core	Gold
	(m)	(m)	Length (m)	Grade (g/t)

S04-301W2	760.6	762.4	1.8	5.7
And	931.5	935.3	3.8	28.7
Including	933.2	935.3	2.1	49.1
More assays pending

S04-321	Abandoned — No significant assays-

S04-321A	201.7	204.9	3.2	4.9
Including	203.4	204.9	1.5	10.0
And	249.7	259.2	9.5	2.8
Including	258.4	259.2	0.8	8.7
And	420.6	422.0	1.4	4.3

S04-322	180.7	184.6	3.9	7.6
Including	181.0	183.1	2.1	12.2
And	225.1	225.4	0.3	194.3
And	228.3	234.6	6.3	15.4
Including	228.3	228.9	0.6	129.7
Including	232.2	233.7	1.5	8.8
And	306.0	306.9	0.9	6.4
And	316.8	318.9	2.1	11.6
Including	317.8	318.4	0.6	34.8
More assays pending
Intercepts are reported at a 1g/t cut-off, with the higher grade inclusions reported at a 5g/t cut-off, with a maximum 2m inclusion of material below cut-off.

MIRAMAR MINING CORPORATION’S BACK RIVER PROJECT
Table of Assay Results to Accompany News Release Dated August 23, 2004

Hole ID	Target	From	To	Core	Gold Grade
		(m)	(m)	Length (m)	(g/t)

04GSE025	Hinge	4.0	19.2	15.2	10.9
Including		11.0	19.2	8.2	19.1

04GSE026	Greywacke	173.0	191.3	18.3	22.3
Including		185.1	189.9	4.8	73.7
And	Fold Limb	243.9	251.7	7.8	6.9
Including		244.7	246.7	2.0	22.6

04GSE027	Hinge	No significant values (diked out)

04GSE028	Hinge	110.9	115.8	4.9	3.0
And		149.3	159.9	9.5	8.1
Including		150.0	150.8	0.8	19.4
And		155.7	156.5	0.8	61.2

04GSE029	West Limb	195.6	205.7	9.5	5.8
And	Greywacke	221.0	221.6	0.6	72.8
And	Greywacke	279.4	284.4	5.0	7.5
And	Greywacke	295.6	297.5	1.9	9.6
And		304.5	308.0	3.5	9.1
Including		305.6	306.5	0.9	30.9
And	East Limb	311.0	315.3	4.3	3.2
And		323.0	327.5	4.5	4.7

04GSE031	Hinge	183.5	184.0	0.5	34.4
And		187.1	194.0	6.9	3.0
Including		190.0	191.0	1.0	12.7
And		197.0	203.0	6.0	10.5
And		212.9	218.0	5.1	4.1
Including		213.5	216.0	2.5	5.5
And		220.5	221.7	1.2	46.3
And		228.0	233.7	5.7	4.3
Including		231.0	233.0	2.0	9.6

Goose Lake Project - Diamond Drill Holes

N
Goose Lake
Camp
BL 5200E
L5540N
L5420N
L5300N
L5180N
L5060N
L4940N
L4820N
L4700N
04GSE030
04GSE027
04GSE028
04GSE035
04GSE031
04GSE029
04GSE032
04GSE025
04GSE026
04GSE033
Rock Types
Greywacke / Mudstone
Iron Formation
Middle Mudstone
Gabbro
Felsice Dyke
Summer 2004 Diamond Drill Holes
Winter 2004 Diamond Drill Holes
Pre-2004 Diamond Drill Holes
0
100
200
meters

August 18, 2004

Miramar
Mining Corp.
Boston
Vertical Longitudinal, Looking NW
August 19, 2004
Drilling pierce points (pre 2004)
Planned / Completed Pierce Points
Resource Definition
Directional Drilling
Deep Drilling
Trace of hole between intercepts
All holes have prefix "SO4-"
16.2/9.5 Au g/t / m Core Length
Sediments
Mafic Volcanics and Intrusives
Ramp
Fold Hinge
11500 N
12000 N
12500 N
13000 N
4000m
3800m
3600m
3400m
3200m
3000m
2800m
2600m
0
400
metres
319
321A (in progress)
322 (in progress)
308A
308
309
306
316
313
317
314
302
304
312
311
318
319
321A (in progress)
310
320
315
303
301W2
300W
310
301
297
301W1
298
301

NEW 2004 Boston Drill Results Highlights

Hole ID	Intercept(m)	Gold Grade(g/t)
S04-301W2	3.8	28.7
Including	2.1	49.1
S04-322	3.9	7.6
Including	2.1	12.2
And	0.3	194.3
And	6.3	15.4
Including	0.6	129.7
Including	1.5	8.8
And	0.9	6.4
And	2.1	11.6
Including	0.6	34.8

*See table in news release for complete results